[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
DIVISION OF TRADING & MARKETS

SECI 13025896 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~FMN~~ FMN Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 Acero
(No. and Street)

Mission Viejo, (City) California (State) 92691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Merwin, CFP President (949)455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave, Suite 1010 (Address) Santa Ana, (City) California (State) 92705 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 10/9

CA 10/22/13

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matt S M

Signature

President

Title

Notary Public

DAVID W. SCHOFIELD
Commission # 1863580
Notary Public - California
Orange County
My Comm. Expires Sep 29, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2012

FMN CAPITAL CORPORATION

December 31, 2012

TABLE OF CONTENTS

Balser Horowitz Frank & Wakeling
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

Report on the Financial Statements

We have audited the accompanying financial statements of FMN Capital Corporation (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information presented on pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information has been subjected to the auditing procedures applied in the audit of the financial statements in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 15, 2013

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$	513,978
Cash and cash equivalents - restricted		50,000
Accounts receivable		30,750
Investments in marketable equity securities		197,222
Prepaid expenses		31,587
Property and equipment, net		5,494
Total assets	$	829,031

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	4,280
Income taxes payable		4,562
Commissions payable		14,332
Total liabilities		23,174
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding		18,158
Retained earnings		755,000
Accumulated other comprehensive income		32,699
Total stockholder's equity		805,857
Total liabilities and stockholder's equity	$	829,031

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME
For the Year Ended December 31, 2012

Revenue	
Concessions	$ 1,829,781
Other income	15,791
Investment income	8,421
Total revenue	1,853,993
Operating expenses	
Administrative	589,234
Commissions	622,639
Licenses, permits and fees	30,638
Outside services	29,687
Shared office expense	29,180
Total operating expenses	1,301,378
Income before provision for income taxes	552,615
Provision for income taxes	13,169
Net income	$ 539,446

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common stock	Retained earnings	Accumulated other comprehensive income	Total
Balances at January 1, 2012	$ 18,158	$ 635,054	$ 21,756	$ 674,968
Net income	-	539,446	-	539,446
Other comprehensive income:				
Unrealized gain (loss) on securities	-	-	10,943	10,943
Cash dividends paid	-	(419,500)	-	(419,500)
Balances at December 31, 2012	$ 18,158	$ 755,000	$ 32,699	$ 805,857

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

December 31, 2012

As of the audited year ended December 31, 2012, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 539,446
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,847
Gain on disposition of marketable equity securities	(3,189)
(Increase) decrease in:	
Accounts receivable	(11,709)
Prepaid expenses	(15,540)
Other assets	16
Increase (decrease) in:	
Accounts payable	(485)
Commissions payable	3,450
Cash provided by operating activities	514,836
Cash flows from investing activities	
Purchase of marketable equity securities	9,876
Cash provided by investing activities	9,876
Cash flows from financing activities	
Cash dividends paid	(419,500)
Cash used in financing activities	(419,500)
Net change in cash and cash equivalents	105,212
Cash and cash equivalents, beginning of year	458,766
Cash and cash equivalents, end of year	$ 563,978

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Note 1 – Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 8) are recognized based on the settlement date of the transaction. All other business is recognized on the trade date.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings for Financial Management Network, Inc. (FMN, Inc.) See Note 6 for related party disclosure.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Note 1 – Summary of significant accounting policies (continued)

Restricted cash

The Company maintains an account with its clearing house in the amount of $50,000. These funds are not available for current operations and are listed as cash and cash equivalents - restricted on the statement of financial condition.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2012, was $2,847 and is included in administrative expenses in the statement of income.

Note 1 – Summary of significant accounting policies (continued)

Income taxes

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes.* The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial position and statement of income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Property and equipment

Property and equipment consisted of the following:

Computer equipment	$	16,581
Equipment		18,978
Furnishings		11,865
Total property and equipment		47,424
Less: accumulated depreciation		(41,930)
Property and equipment, net	$	5,494

Note 3 – Marketable equity securities

At December 31, 2012, the Company held investments in marketable equity securities with a fair value of $197,222 and a cost basis of $186,279. The excess of fair value over cost of $10,943 is reported as accumulated other comprehensive income in the statement of changes in stockholder's equity.

Note 3 – Marketable equity securities (continued)

Investments in marketable equity securities consisted of the following at December 31, 2012:

Equity securities	$	16,511
Mutual funds		180,711
Total investments in marketable equity securities	$	197,222

Investment income consisted of the following at December 31, 2012:

Interest income	$	1,113
Dividend income		4,119
Realized (gain) loss on sale of investments		3,189
Total investment income	$	8,421

The fair value of the Company's investments is measured based on levels of observable and reliable assumptions as follows:

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The Company's investments are measured and reported at fair value on a recurring basis. All investments are considered to be Level 1 investments.

Note 4 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2012, the Company had net capital of $688,678, which was $638,678 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 3.36% at December 31, 2012.

Note 5 – Income taxes

The provision for income taxes for the year ended December 31, 2012, consisted of the following:

State	$	13,169

Note 6 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2012, the Company paid $29,180 under the agreement.

Note 7 – Supplemental disclosures of cash flow information

Cash paid for:

State franchise taxes	$	15,257

Note 8 - Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for five years, beginning in March 2008. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2012, was $89,105. Pursuant to Section XIII of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. On December 4, 2012, management extended the agreement for three years. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Note 9 - Subsequent events

Management has evaluated subsequent events through February 15, 2013, the date on which the financial statements were available to be issued.

FMN CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

Computation of net capital

Total stockholder's equity	$	805,857
Deduct nonallowable assets		(117,179)
Net capital	$	688,678

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	23,174
Total aggregate indebtedness	$	23,174
Ratio: aggregate indebtedness to net capital		3.36%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	50,000
6-2/3% of total aggregate indebtedness		1,545
Minimum dollar net capital required		50,000
Net capital, as calculated above		688,678
Excess net capital		638,678
Net capital less 120% of minimum net capital required		628,678
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	688,493

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2012, with the final audit report attached.

FMN CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

FMN CAPITAL CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Balser Horowitz Frank & Wakeling
Certified Public Accountants

Report on Internal Controls Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In planning and performing our audit of the financial statements of FMN Capital Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by FMN Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FMN Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMN Capital Corporation's management is responsible for the FMN Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 15, 2013

FMN CAPITAL CORPORATION
SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name		Amount
2655	7/22/2011	SIPC	$	2,461.00
2750	2/3/2012	SIPC		2,388.00
		Total payments made	$	4,849.00

See independent accountants' report on applying agreed upon procedures